Exhibit 12.1
Ralcorp Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions except ratios)

						Six Months Ended
	Year Ended September 30,					March 31,
	2005	2006	2007	2008	2009	2010
Earnings before Income Taxes and Equity Earnings	$103.5	$91.2	$30.5	$240.5	$437.5	$179.4
Plus (Less):
Fixed Charges	21.3	33.2	49.4	60.6	107.2	57.0
Amortization of Capitalized Interest*	0.8	0.8	0.7	0.6	1.0	2.2
Capitalized Interest	(0.8)	(0.8)	(0.7)	(0.6)	(1.0)	(2.2)

Earnings Available to Cover Fixed Charges	$124.8	$124.4	$79.9	$301.1	$544.7	$236.4

Fixed Charges:
Interest Expense, Net of Capitalized Interest	$16.5	$28.1	$42.3	$54.6	$99.0	$50.4
Capitalized Interest	0.8	0.8	0.7	0.6	1.0	2.2
Capitalized Expenses Related to Indebtedness	0.2	0.6	0.2	0.4	1.0	0.9
Interest Portion of Rental Expense**	3.8	3.7	6.2	5.0	6.3	3.4

Total Fixed Charges	$21.3	$33.2	$49.4	$60.6	$107.2	$57.0

Ratio of Earnings to Fixed Charges	5.9x	3.7x	1.6x	5x	5.1x	4.1x

*	Amortization of Capitalized Interest is estimated to be same as current period Capitalized Interest

**	Interest Portion of Rental Expense is estimated as one-third of total rental expense